Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

		Nine Months Ended
(dollars in thousands)		September 30, 2004	September 30, 2003

Earnings:
1.	Income Before Income Taxes	$198,566	$147,402
2.	Plus: Fixed Charges Including Interest on Deposits	49,619	63,038
3.	Earnings Including Fixed Charges	248,185	210,440
4.	Less: Interest on Deposits	26,750	38,040
5.	Earnings Excluding Interest on Deposits	$221,435	$172,400

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$49,619	$63,038
7.	Less: Interest on Deposits	26,750	38,040
8.	Fixed Charges Excluding Interest on Deposits	$22,869	$24,998

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		5.0x	3.3x
Excluding Interest on Deposits (Line 5 divided by Line 8)		9.7x	6.9x